TOTAL P.01

SO 8/4

BB 8/4

04019735

SEC[illegible] COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-~~37969~~ 8-16846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAULSEN SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

238 WAREHAM Rd.
(No. and Street)

MARION (City) MA (State) 02738 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD PAULSEN 508-748-9994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Friedman, Suvalle & Salomon, P.C.
(Name – if individual, state last, first, middle name)

70 Wells Avenue
Newton, MA 02459-3210
(Address) (City) (State) (Zip Code)

RECD S.E.C.
JUL 29 2004
650

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JUL-29-2004 16:46

OATH OR AFFIRMATION

I, Richard Paulsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paulsen Securities Inc, as of January 14, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA R. SUDIKOFF
Notary Public
Commonwealth of Massachusetts
My Commission Expires Sep 17, 200[illegible]

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

Paulsen Securities, Inc.

Statement of Financial Condition
December 31, 2003

Assets

Cash	$	506,306
Deposit at carrying broker		75,000
Commission receivable		27,080
Securities owned:		
Not readily marketable, at estimated fair value		46,100
Furniture and equipment, less accumulated depreciation of $163,578		66,905
Security deposit, other		1,350
Total assets	$	722,741

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	20,157
Stockholder's equity		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		264,990
Retained earnings		437,584
Total stockholder's equity		702,584
Total liabilities and stockholder's equity	$	722,741

See independent auditors' report and notes to financial statements.